838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 26-491 February 24, 2026

Platinum Group Metals Announces Positive Results of

Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) ("Platinum Group" or the "Company") is pleased to announce positive results from its Annual General Meeting held on February 24, 2026 in Vancouver, British Columbia.

The meeting had a turnout of shareholders representing 51.38% of its issued shares eligible to vote at the meeting. Shareholders expressed strong support for the Board appointments and the resolutions presented.

The number of directors is fixed at six. On a show of hands, Shareholders elected management's six nominees as directors.  Details of the proxy voting are as follows:

DIRECTOR	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD
Diana Walters	46,567,800	99.64%	0.36%
Frank Hallam	46,533,711	99.57%	0.43%
Timothy Marlow	46,248,374	98.96%	1.04%
John Copelyn	37,387,059	80.00%	20.00%
Stuart Harshaw	46,245,845	98.95%	1.05%
Mpho Makwana	46,536,817	99.57%	0.43%

Shareholders also approved the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year, with a remuneration to be fixed by the directors. The resolution was approved by 99.40% of votes cast.

In addition, Shareholders approved the Amended Share Compensation Plan, with 78.82% of votes cast in favour, and the Amended and Restated Deferred Share Unit Plan, with 98.11% of votes cast in favour, extending both plans until February 24, 2029.

For more information on these matters, please refer to Platinum Group's information circular, available on SEDAR+ at www.sedarplus.ca or at www.platinumgroupmetals.net.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being operated in joint venture with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., and HJ Platinum Metals Company Ltd. on behalf of Japan Organization for Metals and Energy Security and Hanwa Co. Ltd.

PLATINUM GROUP METALS LTD.	…2

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President and CEO

For further information contact:

Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.  The Company directs readers to the risk factors described in the Company's annual information form, Form 40-F annual report and other filings with the Canadian securities regulators and the Securities Exchange Commission, which may be viewed at www.sedarplus.ca and www.sec.gov, respectively.